SSR Mining Inc.
(formerly Silver Standard Resources Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

1.	SECOND QUARTER 2017 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	OTHER PROJECTS

6.	SUMMARIZED FINANCIAL RESULTS

7.	LIQUIDITY

8.	CAPITAL RESOURCES

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

10.	OTHER RISKS AND UNCERTAINTIES

11.	RELATED PARTY TRANSACTIONS

12.	NON-GAAP AND ADDITIONAL GAAP FINANCIAL MEASURES

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

14.	FUTURE ACCOUNTING CHANGES

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

SSR Mining Inc.
(formerly Silver Standard Resources Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017

This Management's Discussion and Analysis ("MD&A") is intended to supplement the unaudited condensed consolidated interim financial statements of SSR Mining Inc., formerly Silver Standard Resources Inc., ("we", "us", "our" or "SSR Mining") for the three and six months ended June 30, 2017, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

All figures are expressed in U.S. dollars except where otherwise indicated. References to C$ refer to Canadian dollars. References to ARS are to Argentine pesos. This MD&A has been prepared as of August 9, 2017, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2017.

Additional information, including our Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2016, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in section 16 herein. We use certain non-GAAP and additional GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12 of this MD&A.

1.SECOND QUARTER 2017 HIGHLIGHTS

▪	Continued strong financial performance: Attributable net income of $37.3 million or $0.31 per share and attributable adjusted net income of $13.0 million or $0.11 per share.

▪	Increased cash generation: Quarter-end cash increased to $353.5 million, up $13.0 million, from cash generated by operating activities of $38.6 million.

▪	Continued strong production: Quarterly attributable production was 102,930 gold equivalent ounces at cash costs of $682 and AISC of $889 per payable gold equivalent ounce sold.

▪	Improved guidance: Production guidance improved at Seabee and Puna Operations and cash costs guidance improved at Marigold and Puna Operations.

▪	Increased tonnage at Marigold: Mined 18.0 million tonnes and stacked 6.9 million tonnes of ore, both a quarter-on-quarter increase.

▪	Gold production at Marigold on plan: Produced 55,558 ounces of gold at cash costs of $632 and AISC of $833 per payable ounce of gold sold.

▪	Higher mill throughput at Seabee: Record monthly ore milled at approximately 1,050 tonnes per day in June, supporting strong quarterly mill ore tonnage of 928 tonnes per day.

▪	Robust gold production at Seabee: Produced 20,690 ounces of gold at cash costs of $592 and AISC of $831 per payable ounce of gold sold.

▪
Exceeded planned operating performance at Pirquitas: Produced 1.9 million ounces of silver, 28% higher than in the first quarter, contributing to lower quarterly cash costs of $12.15 and AISC of $12.78 per payable ounce of silver sold.

▪	Extended Pirquitas operating life: Formed Puna Operations joint venture comprised of our Pirquitas property and Golden Arrow's Chinchillas project whereby we are the operator with a 75% interest.

2.	OUTLOOK

This section of the MD&A provides management's production and cost estimates. See "Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates" in section 16 of this MD&A.
Due to strong operating performance at all three mines through the first half of 2017 and a continued positive operating outlook for the second half of 2017, we are improving certain guidance metrics. In addition, with the combination of the Pirquitas and Chinchillas properties into Puna Operations Inc. ("Puna Operations") on May 31, 2017, we have 75% ownership and attributable production from that date.
At the Marigold mine, annual cash costs midpoint guidance is being reduced by $25 to between $640 and $670 per payable ounce of gold sold from previous guidance of between $655 and $705 per payable ounce of gold sold, reflecting continued lower diesel prices. Annual production guidance is unchanged but, due to the lower grades of ore stacked in the first half of the year, third quarter gold production is expected to be approximately 40,000 to 45,000 ounces with cash costs commensurately higher before expected notable improvement in the final quarter of the year. Capital guidance at the Marigold mine remains unchanged while capitalized stripping increases marginally to $20 million reflecting the higher strip ratio in the first quarter.
The Seabee Gold Operation mill continues to operate at higher throughput levels, which combined with the completion of the Santoy ventilation upgrade project enables production guidance to be increased to between 75,000 and 85,000 ounces of gold. Cash costs and remaining guidance metrics remain unchanged.
At Puna Operations, higher than expected grades within stockpiles combined with continued high throughput rates and better than planned recoveries enable silver production guidance to be increased to between 5.0 and 6.0 million ounces. Production in the third quarter is expected to be stronger than the fourth quarter as progressively lower grade stockpiles are processed. As a result of the stronger production and ongoing positive cost performance, cash costs midpoint guidance is reduced by $1.50 to between $12.50 and $14.00 per payable ounce of silver sold. Cash costs include approximately $3.50 per ounce related to historical stockpile value. Capital expenditure guidance remains unchanged.
Subject to permitting, Puna Operations is expected to start the development of the Chinchillas project towards the end of the third quarter of 2017. The Chinchillas project is expected to produce on average 8.4 million ounces of annual silver equivalent production over an eight-year operating life with a modest initial capital investment of $81 million on a 100% basis. We are responsible to fund 75% of development costs and our partner is required to contribute 25% of development costs, net of any cash generated by the operation utilized to fund development. The full details of our Business Combination Agreement with Golden Arrow Resources Corporation ("Golden Arrow") dated September 30, 2015, setting out the terms and conditions for the formation of the joint venture were set out in our news release dated October 1, 2015.

Revised Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (75% interest)(3)
Gold Production	oz	205,000 - 215,000	75,000 - 85,000	—
Silver Production	Moz	—	—	5.0 - 6.0
Cash Costs per Payable Ounce Sold (1)	$/oz	640 - 670	575 - 625	12.50 - 14.00
Capital Expenditures	$M	30	8	5
Capitalized Stripping / Capitalized Development	$M	20	11	—
Exploration Expenditures (2)	$M	5	5	—

Our original guidance for the full year 2017 was as follows:

Original Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (75% interest) (3)
Gold Production	oz	205,000 - 215,000	72,000 - 82,000	—
Silver Production	Moz	—	—	4.5 - 5.5
Cash Costs per Payable Ounce Sold (1)	$/oz	655 - 705	575 - 625	13.50 - 16.00
Capital Expenditures	$M	30	8	5
Capitalized Stripping / Capitalized Development	$M	17	11	—
Exploration Expenditures (2)	$M	5	5	—

(1) We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and Puna Operations. See “Non-GAAP and Additional GAAP Financial Measures” in section 12.
(2) Includes capitalized and expensed exploration expenditures.
(3) Shown on a 100% basis.

3.	BUSINESS OVERVIEW

Strategy

We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., our Seabee Gold Operation in Saskatchewan, Canada, and our 75% owned Puna Operations joint venture in Jujuy, Argentina.

Corporate summary

Effective August 1, 2017, we changed our name from Silver Standard Resources Inc. to SSR Mining Inc. to better reflect our business focus as a precious metals producer.

Chinchillas project
On March 31, 2017, we provided notice to Golden Arrow to exercise our option on the Chinchillas project and form a joint venture comprised of our Pirquitas property and Golden Arrow's Chinchillas property owned on a 75%/25% basis by us and Golden Arrow, respectively. The transaction closed on May 31, 2017 and we are the operator.

The Chinchillas project provides operating life extension to our Pirquitas property with a modest initial capital investment of $81 million on a 100% basis. With construction expected to begin late in the third quarter of 2017, subject to permitting, Chinchillas is expected to produce 8.4 million ounces of annual silver equivalent production over an eight-year operating life. Chinchillas ore delivery to the Pirquitas mill is expected in the second half of 2018.

We issued a news release on the Chinchillas project pre-feasibility study on May 31, 2017, and filed the associated National Instrument 43-101 Technical Teport on the same date. On May 31, 2017, we paid Golden Arrow $13.0 million for the Chinchillas project option exercise.

On May 2, 2017, we completed the sale of 100% of our Berenguela project in Peru to Valor Resources Limited ("Valor") for aggregate consideration of $12 million in deferred cash and a 9.9% equity interest in Valor. This transaction was previously announced in our news releases dated February 13, 2017 and May 2, 2017.

On April 26, 2017, we announced that we entered into an option agreement with Eskay Mining Corp. to acquire up to a 60% undivided interest in the SIB project, located in British Columbia, Canada.

On April 24, 2017, Huayra Minerals Corp., which acquired our Diablillos and M-18 projects located in Argentina in 2016, completed a reverse take-over with AbraPlata Resource Corp. (“AbraPlata”). This transaction was previously announced in our new releases dated September 19, 2016 and April 25, 2017. AbraPlata paid SSR Mining its $0.5 million installment on April 30, 2017.

Macro-economic environment

Our financial performance is impacted by gold and silver prices. Precious metals prices in the second quarter of 2017 fluctuated but overall the average gold price was higher by 3% and the average silver price was lower by 1% relative to the first quarter of 2017, with gold averaging $1,257 per ounce and silver averaging $17.41 per ounce. Gold and silver prices weakened towards the end of the quarter and closed at $1,243 per ounce and $16.47 per ounce, respectively, on June 30, 2017.

The principal factors impacting precious metals prices in the second quarter were the uncertainty of future movement of the U.S. interest rates and expectations of rising inflation. Additionally, there is uncertainty resulting from high geopolitical risk and trade protectionism.

During the second quarter of 2017, the Canadian dollar remained at levels comparable with the end of the first quarter of 2017 but strengthened towards the end of the quarter. During the second quarter, the Canadian dollar averaged approximately at 1.34 Canadian dollars per 1 U.S. dollar and closed at 1.30 Canadian dollars per 1 U.S. dollar. Our exposure to the Canadian dollar is significant due to our Canadian Seabee Gold Operation and we have continued with our risk management hedging program to protect a portion of our Canadian dollar operating costs through 2017 and 2018. The Canadian dollar strengthened significantly following the quarter end when the Canadian government increased interest rates for the first time in seven years combined with a more dovish tone from the U.S. Federal Reserve Bank.

The ARS weakened by 7% in the second quarter of 2017, closing at 16.52 ARS per 1 U.S. dollar. While a weaker currency is positive for our Argentine operating costs, we expect the inflation rate in Argentina to somewhat offset the benefits of the devaluation of the currency. The weakening Argentine peso also has a materially positive impact on our outstanding moratorium liability which is denominated in Argentine pesos. Subsequent to quarter end the ARS declined significantly to approximately 17.80 ARS per 1 U.S. dollar due to a reduction in financing demand for the ARS and political uncertainty leading in to the mid-term elections.

West Texas Intermediate oil prices in the second quarter of 2017 were 7% lower than in the first quarter of 2017, averaging $48.11 per barrel and closing at $46.04 per barrel. Diesel, a product of oil, is a significant consumable at our operations and the movement in diesel prices can have a significant impact on the cost structure at all of our mines. We hedge a portion of our diesel usage to manage price risk of this consumable through 2019.

Consolidated financial summary

Selected Financial Data (1)
	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
	$	$	$	$
Revenue	116,982	118,775	234,887	220,288
Income from mine operations	29,462	44,062	69,551	67,360
Operating income	46,193	24,237	71,002	38,851
Net income	37,747	12,482	52,795	14,783
Basic attributable income per share	0.31	0.13	0.44	0.17
Adjusted attributable income before tax (2)	15,551	26,661	38,487	38,261
Adjusted attributable net income (2)	13,017	23,622	32,826	31,664
Adjusted basic attributable income per share (2)	0.11	0.25	0.27	0.36
Cash generated by operating activities	38,614	30,162	69,258	43,487
Cash (used in) investing activities	(26,311)	(2,796)	(44,431)	(8,640)
Cash generated by (used in) financing activities	550	(12,329)	885	(13,999)

Financial Position			June 30, 2017	December 31, 2016
Cash and cash equivalents			353,530	327,127
Marketable securities			174,587	148,944
Current assets (including cash and cash equivalents)			755,770	704,240
Current liabilities			77,959	144,306
Working capital (2)			677,811	559,934
Total assets			1,514,567	1,438,688

(1)	All values are presented in thousands of U.S. dollars, except per share amounts.

(2)
We report non-GAAP measures including adjusted attributable income before- and after-tax and adjusted basic attributable income per share attributable to our shareholders and working capital, to manage and evaluate our operating performance. See "Non-GAAP and Additional GAAP Financial Measures" in section 12.

Quarterly financial summary

The 2% decrease in quarterly revenue compared to the second quarter of 2016 was mainly due lower silver sales partially offset by higher gold sales. We sold 22% more payable ounces of gold from the Marigold mine and 58% more payable ounces of gold from the Seabee Gold Operation in the second quarter of 2017 than in the second quarter of 2016, during which we acquired the Seabee Gold Operation, due to strong production at each operation. Due to the planned lower production from processing stockpiles at Puna Operations, 36% less ounces of silver were sold relative to the comparative period.

Income from mine operations in the second quarter of 2017 generated a gross margin of 25%, lower than the 37% margin in the second quarter of 2016 due to higher cost of sales at Puna Operations where we are processing stockpiles from prior periods. Net income for the second quarter of 2017 of $37.7 million was 202% higher than the comparative quarter due to continued strong performance and the positive impact of an impairment reversal of the Pirquitas plant of $24.4 million resulting from its life extension following the formation of Puna Operations.

Cash generated by operating activities increased significantly to $38.6 million compared to $30.2 million in the second quarter of 2016. Strong production at the Marigold mine and the Seabee Gold Operation resulted in higher volumes of gold sold at lower unit costs, which generated significantly higher cash from operating activities. In the second quarter of 2017, we paid $4.8 million of principal and interest under the terms of the tax moratorium system in Argentina into which we entered on March 31, 2017. We used $26.3 million in investing activities in the second quarter of 2017 compared to $2.8 million in the second quarter of 2016 mainly due to the Chinchillas project option exercise payment of $13.0 million while the second quarter of 2016 benefited from $16.9 million of cash acquired with our acquisition of the Seabee Gold Operation. In the second quarter of 2017, our investment in property, plant and equipment was $13.8 million compared to $22.1 million in the comparative quarter of 2016. Investment in plant and equipment was $6.8 million lower, underground development at the Seabee Gold Operation was $1.4 million higher and capitalized stripping at the Marigold mine was $2.9 million lower. In the comparative quarter of 2016 we repaid a total of $15.9 million of bank loans.

Year-to-date financial summary

The 7% increase in revenue compared to the first half of 2016 was due to an 8% increase in equivalent payable gold ounces sold and higher realized prices of gold by 1% and silver by 11%. The increase in gold ounces sold was largely due to sales from the Seabee Gold Operation, which we acquired in May 2016, partially offset by 46% lower silver ounces sold from Puna Operations.

Income from mine operations in the first half of 2017 generated a gross margin of 30%, comparable to the 31% margin in the first half of 2016 as higher precious metals prices, lower cost of sales at the Marigold mine and the addition of the Seabee Gold Operation were offset by higher cost of sales at Puna Operations. In the first half of 2017, the resolution of our export duty claim in Argentina resulted in a $4.3 million reduction to cost of sales. Net income for the first half of 2017 was also positively impacted by an impairment reversal of the Pirquitas plant of $24.4 million resulting from its life extension following the formation of Puna Operations.

Cash generated by operating activities increased significantly to $69.3 million compared to $43.5 million in the first half of 2016. Higher prices of gold and silver and higher volumes of gold sold at lower unit costs generated significantly higher cash from operating activities. In the first half of 2017, we paid $8.2 million of principal and interest under the terms of the tax moratorium system in Argentina into which we entered on March 31, 2017. This included $3.4 million of initial payment, representing 5% of our export duty liability, and subsequent monthly installments. We used $44.4 million in investing activities in the first half of 2017 compared to $8.6 million in the first half of 2016. This was mainly due to the Chinchillas project option exercise payment of $13.0 million in the current period compared to the receipt of $16.9 million of cash as part of the acquisition of the Seabee Gold Operation. Investment in plant and equipment was lower by $3.2 million but we invested more in capitalized stripping at the Marigold mine by $2.4 million and in underground development at the Seabee Gold Operation by $3.9 million in the first half of 2017 than in the comparative period of 2016. In the first half of 2016, we also received $4.4 million from the sale of marketable securities. In the first half of 2016 we repaid $17.6 million of bank loans.

4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Marigold mine, our Seabee Gold Operation and our 75% interest in Puna Operations, which comprises the Pirquitas and the Chinchillas properties. Additional operating information is provided in the sections relating to the individual mines.

	Three months ended
Operating data (1)	June 30 2017	March 31 2017	December 31 2016	September 30 2016	June 30 2016

Consolidated production and sales:
Gold produced (oz)	76,248	76,238	79,656	67,598	53,916
Silver produced ('000 oz)	1,947	1,520	2,210	3,047	2,526
Silver produced (attributable ) ('000 oz) (2)	1,777	1,520	2,210	3,047	2,526

Gold sold (oz)	75,335	74,939	78,537	69,189	58,430
Silver sold ('000 oz)	1,655	1,443	2,633	2,947	2,594
Silver sold (attributable) ('000 oz) (2)	1,473	1,443	2,633	2,947	2,594

Cash costs ($/oz) - payable gold from Marigold mine (3)	632	585	585	636	663
Cash costs ($/oz) - payable gold from Seabee Gold Operation (3,6)	592	574	595	661	663
Cash costs ($/oz) - payable silver from Puna Operations (3)	12.15	12.68	9.80	8.48	8.87

Gold equivalent production (oz) (4)	102,930	97,851	110,130	112,559	86,956

Realized gold price ($/oz) (3)	1,263	1,220	1,243	1,331	1,263
Realized silver price ($/oz) (3)	17.31	17.35	17.14	19.64	16.52

Consolidated costs:
Cash costs per payable equivalent gold ounce sold ($/oz) (3,4,6)	682	646	625	618	669
AISC per payable equivalent gold ounce sold ($/oz) (3,4,6)	889	977	845	940	1,061

Financial data ($000s)
Revenue	116,982	117,905	127,317	143,381	118,775
Income from mine operations (5)	29,462	40,089	27,456	59,190	44,062

(1)
The data presented includes results from the Seabee Gold Operation for the periods from and after May 31, 2016, following our acquisition of SGO Mining Inc. (formerly Claude Resources Inc.) ("SGO Mining").

(2)	Figures for the second quarter of 2017 for attributable production and sales represent 100% for April and May 2017 and 75% for June 2017.

(3)
We report the non-GAAP financial measures of cash costs, realized metal prices and all-in sustaining costs ("AISC") per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12.

(4)	Gold equivalent ounces have been established using the realized gold and silver prices in the period and applied to the recovered metal content produced by the mines.

(5)
The income from mine operations for the quarter ended March 31, 2017, includes a non-cash benefit of $4.3 million from the resolution of the export duty claim in Argentina. Income from mine operations for the quarter ended December 31, 2016, includes $5.7 million of severance provision related to the Pirquitas mine and $3.7 million of non-cash write-down of supplies inventory and value added tax ("VAT") receivable.

(6)
The non-GAAP financial measure of cash costs and AISC from the Seabee Gold Operation was adjusted to eliminate the adjustment of inventory to fair value as at the date of our acquisition of SGO Mining.

Marigold mine, U.S.

	Three months ended
Operating data	June 30 2017	March 31 2017	December 31 2016	September 30 2016	June 30 2016
Total material mined (kt)	17,985	16,736	19,559	19,558	18,685
Waste removed (kt)	11,075	11,062	13,123	14,741	12,005
Total ore stacked (kt)	6,910	5,674	6,436	4,817	6,680
Strip ratio	1.6	1.9	2.0	3.1	1.8
Mining costs ($/t mined)	1.67	1.65	1.52	1.48	1.55
Gold stacked grade (g/t)	0.31	0.42	0.48	0.42	0.44
Processing costs ($/t processed)	0.82	0.89	0.80	0.95	0.70
Gold recovery (%)	73.0	74.0	75.0	71.0	70.7
General and admin costs ($/t processed)	0.42	0.52	0.46	0.56	0.38

Gold produced (oz)	55,558	55,215	59,945	47,456	47,195
Gold sold (oz)	57,426	52,528	61,308	47,278	47,124

Realized gold price ($/oz) (1)	1,265	1,214	1,247	1,330	1,259

Cash costs ($/oz) (1)	632	585	585	636	663
AISC ($/oz) (1)	833	799	835	1,139	1,067

Financial data ($000s)
Revenue	72,451	63,762	77,047	62,831	59,197
Income from mine operations	21,373	21,327	28,648	23,156	17,641
Capital expenditures	5,272	3,043	3,271	8,310	10,154
Capitalized stripping	4,350	6,745	10,171	13,787	7,231
Exploration expenditures (2)	1,538	1,024	1,276	1,145	1,597

(1)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12.

(2)	Includes capitalized and expensed exploration expenses.

Mine production

In the second quarter of 2017, the Marigold mine produced 55,558 ounces of gold, in line with the previous quarter production.

A total of 18.0 million tonnes were mined in the second quarter of 2017, 7% more than the first quarter of 2017, primarily due to improved weather conditions. Approximately 6.9 million tonnes of ore were delivered to the heap leach pads at an average gold grade of 0.31 g/t as we completed the current mining phase at the Mackay pit. This compares to 5.7 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.42 g/t in the first quarter of 2017. Gold grade mined in the second quarter was 26% lower than the first quarter due to planned pit phase sequencing and mining a higher amount of lower-grade ore as we completed the deeper phase of the Mackay pit. The strip ratio declined to 1.6:1 in the quarter, an 18% reduction compared to the previous quarter.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12.

Cash costs, which include all costs of inventory, refining costs and royalties, of $632 per payable ounce of gold sold in the second quarter of 2017 was 8% higher than the first quarter as higher tonnes stacked were at lower grade resulting in more operating costs being recognized against a similar number of ounces stacked. Total mining costs of $1.67 per tonne were similar to the first quarter primarily due to the timing of maintenance repairs on mobile equipment offset by a 7% increase in total tonnes mined. During the second half of the year, mining will benefit from a short waste haul to an exhausted pit, which we believe should increase mining efficiency and lead to a reduction in unit cost per tonne mined through the second half of 2017. Processing unit costs were 8% lower in the second quarter of 2017 than in the first quarter of 2017 due to the increase in tonnes stacked. General and administrative unit costs were also lower in the second quarter of 2017 than in the first quarter due to the increase in tonnes stacked but were comparable on an absolute basis.

AISC of $833 per payable ounce of gold sold in the second quarter of 2017 increased from $799 in the first quarter of 2017 predominantly due to higher cash costs as noted above.

Mine sales

A total of 57,426 ounces of gold were sold at an average price of $1,265 per ounce during the second quarter of 2017, compared to 52,528 ounces of gold sold at a 4% lower average price of $1,214 per ounce during the first quarter of 2017.

Exploration

Exploration activities maintained momentum on Mineral Resource to Mineral Reserve conversion with the objective of maximizing Mineral Reserve growth in proximity to existing open pit reserves. During the period we completed 15,300 meters of drilling in 55 reverse circulation holes as part of our planned $5.0 million exploration expenditure at the site for 2017. Drilling was conducted at the Mackay Pit, East Basalt, and North Red Dot targets, with the former two areas representing Mineral Reserve addition opportunities and the latter being a Mineral Resource addition opportunity.

Drilling at depth in the Mackay Pit and at East Basalt intersected gold mineralization adjacent to the existing Mineral Reserves pit outline that is expected to expand Mineral Resources.

In the second quarter of 2017, we received results from four drillholes at North Red Dot. Structural and compilation work completed early in the year was tested in the second quarter confirming continuity of mineral controlling fault systems. We plan to complete additional drilling with the objective of defining a Mineral Resource in this area in the third quarter of 2017.

As part of our deep sulphide exploration program, we completed and received analytical results from one core hole collared in the southern part of the Marigold property during the quarter. Drillhole DDH-6421 intercepted 0.39 g/t gold over 43 meters including 0.15 meters grading 9.86 g/t gold in a sheared carbonaceous mudstone approximately 700 meters below surface. This is our first encounter with mineralized mudstone lithology typically associated with high grade deposits in Carlin-type systems. We view the result as encouraging and will review all the data from the deep sulphide exploration program to determine if follow up holes will be drilled in the second half of 2017.

All drill samples in respect of the Marigold mine drilling program are sent for processing and analysis to the offices of American Assay Laboratories, Inc. ("AAL") in Sparks, Nevada which is an ISO 17025 accredited laboratory independent from SSR Mining. Fire assay was completed on a 30-gram sample (AAL method code FA-PB30-ICP) with an Inductively Coupled Plasma ("ICP") finish after a two acid digestion.  Samples with assay results greater than 10 g/t gold were fire assayed on a 30-gram sample (AAL method code Grav Au30) with a gravimetric finish. We employ a rigorous Quality Assurance/Quality Control ("QA/QC") program, which includes real-time assay quality monitoring through the regular insertion of blanks, duplicates, and certified reference material, as well as reviewing laboratory-provided QA/QC data.

Seabee Gold Operation, Canada

	Three months ended
Operating data	June 30 2017	March 31 2017	December 31 2016	September 30 2016	Period from Acquisition to June 30, 2016 (1)
Total ore milled (t)	84,469	72,394	84,526	82,756	18,856
Ore milled per day (t/day)	928	804	919	900	629
Gold mill feed grade (g/t)	7.97	9.22	7.40	7.40	7.79
Mining costs ($/t mined)	60	68	62	58	110
Processing costs ($/t processed)	20	23	19	19	29
Gold recovery (%)	97.3	97.7	97.0	96.5	96.6
General and admin costs ($/t processed)	50	59	44	37	61

Gold produced (oz)	20,690	21,023	19,711	20,142	6,721
Gold sold (oz)	17,909	22,411	17,229	21,911	11,306

Realized gold price ($/oz) (2)	1,257	1,233	1,230	1,334	1,278

Cash costs ($/oz) (2,4)	592	574	595	661	663
AISC ($/oz) (2,4)	831	990	833	841	776

Financial data ($000s)
Revenue	22,502	27,609	21,175	29,214	14,437
Income from mine operations	4,083	4,995	2,864	4,126	1,216
Capital expenditures	711	4,760	1,010	579	337
Capitalized development	2,165	2,514	2,432	2,104	803
Exploration expenditures (3)	1,566	1,953	829	1,206	117

(1)
The data presented in this column is for the period from May 31, 2016, to June 30, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation following our acquisition of SGO Mining.

(2)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12.

(3)	Includes capitalized and expensed exploration expenses.

(4)
The non-GAAP financial measures of cash costs per payable ounce of gold sold and AISC per payable ounce of gold sold from the Seabee Gold Operation were adjusted to eliminate the adjustment of inventory to fair value as at the date of our acquisition of SGO Mining.

Mine production

In the second quarter of 2017, the Seabee Gold Operation produced 20,690 ounces of gold.

A near-quarterly record 84,469 tonnes of ore were milled at an average gold grade of 7.97 g/t during the second quarter of 2017. This compares to a total of 72,394 tonnes of ore at an average gold grade of 9.22 g/t in the first quarter. Ore was mined at both the Santoy and Seabee mines with lower grade ore at Seabee reducing the overall average mill grade during the second quarter. The Santoy mine complex supplied 76% of ore milled, predominantly from long hole stopes. Gold recovery remained relatively consistent at 97.3% in the current quarter.

Stope production at Santoy was impacted by a fall of ground early in the second quarter. While there were no injuries to people or damage to equipment, restrictions were put in place until a full review of the ground support in the area was completed. These self-imposed restrictions had the effect of reducing tonnage and grade to the plant during the quarter. Following modifications to the support design and installation, production from Santoy returned to planned levels in June.

During the second quarter, the mill achieved a record average throughput of 928 tonnes per day, 15% higher than the previous quarter, with a monthly record of 1,049 tonnes per day milled in June, as the site focused on Operational Excellence initiatives to deliver and process more ore tonnage.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12.

Cash costs per payable ounce of gold sold, which include all costs of inventory, refining costs and royalties, were $592 in the second quarter of 2017, higher than the $574 in the first quarter of 2017. Costs per tonne mined were $60 in the second quarter of 2017, 12% lower than in the previous quarter due to higher tonnes mined. Processing and general and administration unit costs were lower by 13% and 15%, respectively, in the second quarter of 2017 compared to the first quarter of 2017 due to higher tonnes milled; however, the mill feed grade was 14% lower in the current quarter than in the preceding period with lower production resulting in higher cash costs in the period.

AISC per payable ounce of gold sold were $831 in the second quarter of 2017, lower than the $990 in the first quarter of 2017 when a significant portion of planned capital spending was incurred due to the delivery of capital items over the ice road. Exploration spending also decreased, but spending is consistent with our objective of adding Mineral Reserves and Mineral Resources at the mine.

Mine sales

A total of 17,909 ounces of gold were sold at an average price of $1,257 per ounce during the second quarter of 2017 due to a buildup in finished goods inventory, 20% lower than the 22,411 ounces of gold sold at a comparable price of $1,233 per ounce in the first quarter of 2017.

Exploration

Exploration drilling remained focused on Mineral Resource upgrade and conversion. In the second quarter of 2017, we completed 16,400 meters of underground and 9,700 meters of surface drilling. Underground drilling was active at both mine operations with the majority of expenditures at the Santoy mine.

Results received during the quarter have been successful at extending existing mineralization at Santoy Gap up to 200 meters down plunge and still remains open at depth and laterally. Drill results at Santoy 8A have converted a significant area of Inferred Mineral Resources to Indicated Mineral Resources, and expanded the scope of Inferred Mineral Resources at depth. As a result, we expect to increase Mineral Reserves in this area to be reported in February 2018. At the Seabee Mine we completed drill programs on three targets which resulted in an incremental addition to Mineral Resources.

Greenfields exploration on the Seabee property resulted in more positive results at the Carr target, which is the northern extension of the Santoy shear zone located four kilometers north from Santoy Gap. Late in the first quarter of 2017, we completed 9 drillholes as follow up to investigate a gold bearing alteration zone with characteristics similar in nature to Santoy Gap. During the second quarter of 2017 we received encouraging results with our first high grade intercept at Carr. Drilling is planned to investigate this new discovery further during the 2018 winter drilling season.

At the Fisher property, where we have an option agreement to acquire up to an 80% interest on the adjacent 34,000 hectares south of the Santoy mine, we mobilized one drill rig to conduct systematic exploration on the southern extension of the Santoy shear zone as well as other existing gold occurrences identified by previous programs. By the end of the second quarter of 2017, a camp was established and field work is underway. Drilling is expected to begin later in the third quarter of 2017.

Puna Operations, Argentina (75% interest)
(Amounts presented on 100% basis unless otherwise stated)

	Three months ended
Operating data	June 30 2017	March 31 2017	December 31 2016	September 30 2016	June 30 2016
Ore milled (kt)	446	449	476	455	425
Silver mill feed grade (g/t)	185	145	194	264	238
Processing costs ($/t milled)	12.94	13.66	14.17	14.78	15.10
Silver recovery (%)	73.5	72.6	74.5	79.0	77.6
General and admin costs ($/t milled)	5.00	5.22	6.19	5.84	6.22

Silver produced ('000 oz)	1,947	1,520	2,210	3,047	2,526
Silver produced (attributable) ('000 oz) (1)	1,777	1,520	2,210	3,047	2,526
Silver sold ('000 oz)	1,655	1,443	2,633	2,947	2,594
Silver sold (attributable) ('000 oz) (1)	1,473	1,443	2,633	2,947	2,594

Realized silver price ($/oz) (2)	17.31	17.35	17.14	19.64	16.52

Cash costs ($/oz) (2)	12.15	12.68	9.80	8.48	8.87
AISC ($/oz) (2)	12.78	14.82	11.47	9.87	10.00

Financial Data ($000s)
Revenue	22,029	26,534	29,095	51,336	45,141
Income (loss) from mine operations (3)	4,006	13,767	(4,056)	31,908	25,205
Capital expenditures	420	2,261	3,467	3,158	2,057
Exploration expenditures (4)	—	—	11	7	25

(1)	Attributable production and sales for the second quarter of 2017 represent 100% for April and May 2017 and 75% for June 2017.

(2)
We report the non-GAAP financial measures of cash costs per payable ounce of silver sold, realized silver prices and AISC to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12.

(3)
The income from mine operations for the quarter ended March 31, 2017, includes a non-cash impact of $4.3 million relating to the resolution of the export duty claim in Argentina. (Loss) from mine operations for the quarter ended December 31, 2016, includes $5.7 million of severance provision and a non-cash write-down of supplies inventory and VAT receivable of $3.7 million.

(4)	Does not include exploration or development of the Chinchillas project.

Mine production

The operation produced a total of 1.9 million ounces of silver from processing of stockpiles, a 28% increase compared to the first quarter of 2017.

Ore was milled at an average rate of 4,903 tonnes per day in the second quarter, 23% above the mill’s nominal throughput of 4,000 tonnes per day. Ore milled in the second quarter of 2017 contained an average silver grade of 185 g/t, 28% higher than the 145 g/t reported in the first quarter of 2017 due to better than expected grades in the stockpiles. The average silver recovery in the second quarter was 73.5%, higher than the 72.6% recovery in the previous quarter, in line with the higher silver mill feed grade.

We finalized our joint venture, Puna Operations, to combine the Pirquitas mine with Golden Arrow's Chinchillas project on May 31, 2017. The joint venture is comprised of our Pirquitas property and the Chinchillas project and is owned on a 75%/25% basis by each company, respectively. We are the joint venture operator. As a result of the joint venture, our attributable share of production in the second quarter was 1.8 million ounces of silver and attributable sales were 1.5 million ounces.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12.

Cash costs, which include cost of inventory, treatment and refining costs and by-product credits, decreased by 4% to $12.15 per payable ounce of silver sold in the second quarter of 2017 from $12.68 per payable ounce of silver sold in the first quarter of 2017, principally due to the higher grade of the stockpiled ore processed. In the second quarter of 2017, the stockpile inventory costs include approximately $3.30 per payable ounce of inventory costs that were previously incurred.

AISC of $12.78 per payable ounce of silver sold were 14% lower in the second quarter of 2017 than the $14.82 per payable ounce of silver sold in the first quarter of 2017 due to lower cash costs and lower sustaining capital per payable ounce of silver sold.

Mine sales

We recognized sales of 1.7 million ounces of silver in the second quarter of 2017, higher than the 1.4 million ounces in the first quarter of 2017, as a result of higher production due to processing of higher grade stockpiles. Attributable sales were 1.5 million ounces of silver in the second quarter of 2017 marginally higher than the 1.4 million ounces in the previous quarter.

Chinchillas project, Argentina

The development of the Chinchillas project was initiated on June 1, 2017 following the completion and filing of the National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report on May 31, 2017 and the formation of Puna Operations. The project scope consists of developing the open pit mine at Chinchillas for delivery of ore to the existing Pirquitas processing plant. Ore will be transported from the Chinchillas site via conventional 40 tonne trucks on an existing nationally operated road which will be upgraded to safely transport ore and to minimize environmental and community impacts.

Work at the Chinchillas site will include construction of related mine infrastructure consisting of administration buildings, haul truck repair shop and ancillary works. Mine design and planning commenced to refine the pre-feasibility study work and tender packages for the associated supporting infrastructure are expected to be released in the third quarter of 2017. Start of pre-stripping activities and infrastructure construction is dependent on the issuance of permits which are expected late in the third quarter of 2017. The project anticipates approximately six months of pre-stripping with associated stockpiling of mined ore.

Ongoing work at the Pirquitas property will include pumping and piping for tailings deposition in the exhausted open pit and a dome over the crushed ore stockpile. Minor process plant modifications are required to the existing flotation circuit to process the Chinchillas silver-zinc-lead ore.

Also, with the Chinchillas deposit as a base load ore source for the Pirquitas plant, we re-evaluated the potential for a small tonnage Pirquitas underground operation to provide an additional, high grade ore stream to the plant. The initial desktop study showed that this project is sufficiently attractive to justify more detailed studies in the second half of 2017. If these are positive, we would look to undertake a preliminary economic assessment in 2018.

5.	OTHER PROJECTS

SIB project, Canada

Late in the second quarter of 2017, we mobilized two core drills to the SIB exploration project located near the high grade, past-producing Eskay Creek mine in northwest British Columbia. At the SIB project, we hold a 3-year option to acquire a controlling interest in the project and plan to spend $3.0 million during 2017 exploring the property by drilling between 6,000 and 9,000 meters in six to ten diamond drillholes.
The exploration target is for precious metal enriched massive sulphides, and the SIB project boasts the only mineralization similar to Eskay Creek in the district. At the SIB project, previous work has defined a near surface zone of high grade gold-silver bearing massive sulphide mineralization. Our 2017 exploration program aims to identify any extensions to this precious metal enriched massive sulphide zone. To date, three holes have been completed in 2,770 meters of drilling and have successfully encountered the targeted geology over a strike length of at least 1,000 meters. Analytical results are anticipated in the third quarter of 2017.

6.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of U.S. dollars, except per share amounts:

	2017		2016				2015
	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep

	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	116,982	117,905	127,317	143,381	118,775	101,513	90,592	77,191

Gold equivalent payable ounces sold	97,039	94,576	113,308	110,618	90,579	87,320	87,924	75,171

Realized gold price ($/oz) (1)	1,263	1,220	1,243	1,331	1,263	1,189	1,084	1,110
Realized silver price ($/oz) (1)	17.31	17.35	17.14	19.64	16.52	14.94	15.00	14.97

Income (loss) from mine operations (2)	29,462	40,089	27,456	59,190	44,062	23,298	(20,485)	(7,396)
Net income (loss) before tax	40,008	18,467	18,606	40,999	15,521	5,858	(60,353)	(62,556)
Net income(loss) after tax	37,747	15,047	12,132	38,042	12,482	2,300	(66,722)	(59,416)

Basic earnings (loss) per share attributable to our shareholders	0.31	0.13	0.10	0.32	0.13	0.03	(0.83)	(0.74)
Diluted earnings (loss) per share attributable to our shareholders	0.31	0.12	0.10	0.31	0.13	0.03	(0.83)	(0.74)

Cash and cash equivalents	353,530	340,585	327,127	277,544	232,619	217,634	211,862	200,017
Total assets	1,514,567	1,484,224	1,438,688	1,454,618	1,432,263	880,501	871,677	954,766
Working capital	677,811	688,237	559,934	556,263	530,196	354,999	340,883	373,068
Non-current financial liabilities	226,500	223,258	220,054	216,977	213,955	210,994	208,085	205,277

(1)
We report the non-GAAP financial measure of realized metal prices per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of this measure, please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12 of this MD&A and “Non-GAAP and Additional GAAP Financial Measures” in section 13 of our MD&A for the year ended December 31, 2015.

(2)
The income from mine operations for the quarter ended March 31, 2017, includes a non-cash impact of $4.3 million relating to the resolution of the export duty claim in Argentina. Income from mine operations for the quarter ended December 31, 2016, includes $5.7 million of severance provision and non-cash adjustments to supplies inventory and VAT of $3.7 million related to the Pirquitas mine. Loss from mine operations for the quarters ended December 31, 2015 and September 30, 2015, include $23.6 million and $7.7 million, respectively, of non-cash adjustments to stockpile and supplies inventory at the Pirquitas mine to its net realizable value and severance provision.

The volatility in revenue over the past eight quarters has resulted from variable precious metal prices, which are not under our control, and sales volumes. There are no significant seasonal fluctuations in the results for the presented periods. Metal prices in the second quarter of 2017 strengthened compared to the previous quarter but prices in the first half of 2017 remained comparable to the average prices for the whole of 2016. Metal prices in the second and third quarters of 2016 improved significantly after a period of weaker metal prices in the second half of 2015 and the first quarter of 2016.

In the first half of 2017 and in 2016, higher income from mine operations is a result of improved metal prices and higher volumes of gold and silver sold due to our acquisition of the Seabee Gold Operation on May 31, 2016 and operating improvements at Puna Operations, as well as lower cost of sales per ounce at the Marigold mine and Puna Operations. Income from mine operations in the first quarter of 2017 was positively impacted by the resolution of the export duty claim in Argentina which resulted in a non-cash reduction to cost of sales of $4.3 million. Income (loss) from mine operations in the fourth quarter of 2016 and the third and fourth quarters of 2015 were affected by non-cash write-downs of inventory at the Pirquitas mine to its net realizable value. The income from mine operations in the fourth quarter of 2016 and in the fourth quarter of 2015 were also impacted by $5.7 million and $4.7 million, respectively, of severance provision related to the Pirquitas mine. Excluding the effect of these inventory write-downs, income from mine operations followed a similar trend to revenue over the two-year period presented.

Net income (loss) before and after income tax has fluctuated significantly over the past eight quarters, heavily influenced by impairments and adjustments. Net income for the second quarter of 2017 was positively impacted by an impairment reversal of the Pirquitas plant of $24.4 million resulting from its life extension following the formation of the joint venture for the Chinchillas project. In the fourth and third quarters of 2015, we recorded non-cash impairment charges and inventory adjustments totaling $38.7 million and $42.2 million, respectively, against the carrying value of the Pirquitas mine.

Three months ended June 30, 2017, compared to the three months ended June 30, 2016

Net income attributable to our shareholders for the three months ended June 30, 2017, was $37.3 million ($0.31 per share), compared to $12.5 million ($0.13 per share) in the same period of 2016. In the second quarter of 2017, we recognized an impairment reversal of the Pirquitas plant of $24.4 million resulting from its life extension following the formation of the joint venture for the Chinchillas project. The following is a summary and discussion of the other significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

Revenue

Realized gold and silver price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12.

In the three months ended June 30, 2017, we recognized total revenues of $117.0 million, comparable to $118.8 million recognized in the comparative period of 2016. This reduction was due to lower sales from Puna Operations offset by the positive impact of the Seabee Gold Operation, which we acquired on May 31, 2016, and higher silver prices.

▪
At the Marigold mine, we recognized revenues of $72.5 million in the second quarter of 2017 from the sale of 57,398 payable ounces of gold at an average realized gold price of $1,265 per ounce. In the second quarter of 2016, revenues were $59.2 million from the sale of 47,100 payable ounces of gold at an average realized gold price of $1,259 per ounce.

▪
At the Seabee Gold Operation, we recognized revenues of $22.5 million in the second quarter of 2017 from the sale of 17,900 payable ounces of gold, at an average realized gold price of $1,257 per ounce. In the second quarter of 2016, revenues were $14.4 million from the sale of 11,300 payable ounces of gold at an average realized gold price of $1,278. In the comparative period, we owned the Seabee Gold Operation only from and after May 31, 2016.

▪
At Puna Operations, we recognized revenues of $22.0 million in the second quarter of 2017, lower than the $45.1 million in the same period in 2016. Sales volumes were lower as the San Miguel open pit ceased to operate in January 2017 and we are currently processing lower grade stockpiled ore. We sold 1.6 million payable ounces of silver in the second quarter of 2017, significantly lower than the 2.5 million payable ounces sold in the comparative period. Lower sales were partially offset by higher realized silver prices in the second quarter of 2017, which averaged $17.31 per ounce, excluding the impact of period-end price adjustments, compared to $16.52 per ounce in the same period in 2016. In addition, we had a negative mark-to-market impact of $2.7 million in the second quarter of 2017, compared to a positive $8.2 million in the second quarter of 2016. At June 30, 2017, sales contracts containing 1.4 million ounces of silver were subject to final price settlement over the next four months.

Cost of sales

Cost of sales for the second quarter of 2017 was $87.5 million, compared to $74.7 million in the second quarter of 2016. Consolidated cost of sales was higher in the current period as higher sales from the Marigold mine and the full quarter of sales from the Seabee Gold Operation were partially offset by a reduction of sales at Puna Operations.

▪
At the Marigold mine, cost of sales in the second quarter of 2017 was $51.1 million, generating income from mine operations of $21.4 million, equal to a gross margin of 29.5%. This compares to cost of sales of $41.6 million in the second quarter of 2016, generating income from mine operations of $17.6 million and a gross margin of 29.8%. The constant margin is due to lower unit cost of inventory being offset by higher depreciation and depletion per gold ounce sold and the same realized price of gold in the two comparative periods.

▪
At the Seabee Gold Operation, cost of sales in the second quarter of 2017 was $18.4 million, generating income from operations of $4.1 million, equal to a gross margin of 18.2%. In the comparative period of 2016, when we owned the operation only from and after May 31, 2016, cost of sales was $13.2 million, generating income from operations of $1.2 million, equal to a gross margin of 8.4%. This low margin was mainly due to non-cash adjustments resulting from the purchase price allocation at acquisition.

▪
At Puna Operations, cost of sales in the second quarter of 2017 was $18.0 million, generating income from mine operations of $4.0 million, equal to a gross margin of 18.2%. This compared to cost of sales of $19.9 million in the second quarter of 2016, generating income from mine operations of $25.2 million and a gross margin of 55.8%. The high margin in the comparable quarter was mainly due to significantly higher mark-to-market adjustments to revenue and lower unit cost of inventory than in the current quarter.

Other operating costs

General and administrative expenses in the three months ended June 30, 2017, of $3.3 million were lower than the $12.5 million recorded in the three months ended June 30, 2016. This was due to cash-settled share-based compensation which was a $2.0 million recovery in the second quarter of 2017 compared to an expense of $9.5 million in the three months ended June 30, 2016, due to weaker relative and absolute share price performance.

Exploration and evaluation costs of $4.3 million for the three months ended June 30, 2017, were higher than the $3.4 million for the three months ended June 30, 2016. Expenditures in the second quarter of 2017 included greenfield exploration work performed at the Seabee Gold Operation. In the second quarter of 2016, exploration and evaluation work related mainly to funding the drilling and evaluation work at the Chinchillas project.

Non-operating items

During the second quarter of 2017, we recorded interest expense and other finance costs of $9.6 million compared to $6.5 million recorded in the second quarter of 2016. In each period, the interest expense is mainly attributable to our 2.875% convertible senior notes (the “Notes”) and in the second quarter of 2017, we also incurred interest expense of $2.8 million as part of the export duty moratorium settlement with the Argentine government.

We recorded a foreign exchange gain for the three months ended June 30, 2017, of $3.1 million compared with a gain of $0.1 million in the three months ended June 30, 2016. Our main foreign exchange exposures are related to net monetary assets and liabilities denominated in Argentine pesos and Canadian dollars. During the three months ended June 30, 2017, this gain resulted mainly from a weakening Argentine peso, in which our moratorium liability is denominated, partially offset by the decreasing VAT receivable as we continue with its collection. The Canadian dollar was unchanged against the U.S. dollar for most of the quarter, strengthening towards the end. In the second quarter of 2016, the minimal gain resulted mainly from the Canadian dollar strengthening against the U.S. dollar which offset the devaluation of the Argentine peso.

Taxation

For the three months ended June 30, 2017, we recorded an income tax expense of $2.3 million compared to $3.0 million in the three months ended June 30, 2016. The total income tax expense in the quarter consists of a current tax expense of $3.4 million and a deferred tax recovery of $1.1 million. Income tax expense is a result of profitable operations at the Marigold mine and Seabee Gold Operation and metal concentrate and gold sales activities in Canada. Offsets to the income tax expense items include the general and administrative expenses in Canada, future income tax rate decrease at the Seabee Gold operation and losses from the disposition of subsidiaries.

The tax expense of $3.0 million for the three months ended June 30, 2016, consists of a current tax expense of $3.2 million and a deferred tax recovery of $0.2 million, which was the result of profitable operations at the Marigold mine, and concentrate and gold sales activities in Canada.

Other comprehensive income

During the second quarter of 2017, we recognized a loss of $15.7 million on marketable securities, compared to a gain of $89.1 million in the second quarter of 2016, primarily driven by valuation movements in our investment in Pretium Resources Inc. ("Pretium").

Six months ended June 30, 2017, compared to the six months ended June 30, 2016

Net income attributable to our shareholders for the six months ended June 30, 2017, was $52.4 million ($0.44 per share), compared to $14.8 million ($0.17 per share) in the same period of 2016. In the first half of 2017, we recognized a non-cash adjustment to cost of sales due to the resolution of the export duty claim in Argentina of $4.3 million and an impairment reversal of the Pirquitas plant of $24.4 million resulting from its life extension following the formation of the joint venture for the Chinchillas project. In the six months ended June 30, 2016, we recognized business acquisition costs of $3.9 million as a result of our acquisition of the Seabee Gold Operation. The following is a summary and discussion of the other significant components of income and expenses recorded during the current six-month period compared to the same period in the prior year.

Revenue

Realized silver and gold price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12.

In the six months ended June 30, 2017, we recognized total revenues of $234.9 million, compared to $220.3 million recognized in the comparative period of 2016, with the increase due to the impact of the Seabee Gold Operation, which we acquired on May 31, 2016, higher gold sales from the Marigold mine and higher silver prices, which were partially offset by lower sales from Puna Operations.

▪
At the Marigold mine, we recognized revenues of $136.2 million in the six months ended June 30, 2017, from the sale of 109,898 payable ounces of gold at an average realized gold price of $1,238 per ounce. In the six months ended June 30, 2016, revenues were $116.9 million from the sale of 95,600 payable ounces of gold at an average realized gold price of $1,223 per ounce.

▪
At the Seabee Gold Operation, we recognized revenues of $50.1 million in the six months ended June 30, 2017, from the sale of 40,300 payable ounces of gold, at an average realized gold price of $1,246 per ounce. In the comparative period, when we owned the operation only for one month, we recognized revenues of $14.4 million from the sale of 11,300 payable ounces of gold at an average realized gold price of $1,278 per ounce.

▪
At Puna Operations, we recognized revenues of $48.6 million in the six months ended June 30, 2017, lower than the $88.9 million in the same period in 2016. Sales volumes were lower as the Pirquitas mine ceased to operate January 2017 and we are currently processing lower grade stockpiled ore. We sold 3.0 million payable ounces of silver in the first half of 2017, significantly lower than the 5.5 million payable ounces sold in the comparative period. Lower sales were partially offset by higher realized silver prices in the first half of 2017, which averaged $17.33 per ounce, excluding the impact of period-end price adjustments, compared to $15.65 per ounce in the same period in 2016. In addition, we had a significantly lower positive mark-to-

market impact on sales of $2.2 million in the six months ended June 30, 2017, compared to $10.1 million in the same period of 2016. At June 30, 2017, sales contracts containing 1.4 million ounces of silver were subject to final price settlement over the next four months.

Cost of sales

Cost of sales for the six months ended June 30, 2017, was $165.3 million, compared to $152.9 million in the six months ended June 30, 2016. Consolidated cost of sales was higher in the current period due to the addition of the Seabee Gold Operation, higher volumes of gold sold from the Marigold mine and the impact of the export duty resolution in Argentina, which was partially offset by a significant reduction in sales from Puna Operations as a result of lower production.

▪
At the Marigold mine, cost of sales in the six months ended June 30, 2017, was $93.5 million, generating income from mine operations of $42.7 million, equal to a gross margin of 31.3%. This compares to cost of sales in the six months ended June 30, 2016, of $88.1 million, generating income from mine operations of $28.9 million, equal to a gross margin of 24.6%. The increase in the gross margin is partly due to higher realized prices of gold sold in the first half of 2017 and by lower cost of sales per ounce of gold sold.

▪
At the Seabee Gold Operation, cost of sales in the six months ended June 30, 2017, was $41.0 million, generating income from operations of $9.1 million, equal to a gross margin of 18.1%. In the comparative period, when we owned the operation only for one month, cost of sales was $13.2 million, generating income from operations of $1.2 million, equal to a gross margin of 8.4%. The low margin is due to the cost per ounce of gold being impacted by a significant one-time increase of bullion and other inventories to fair value upon our acquisition of the operation.

▪
At Puna Operations, cost of sales in the six months ended June 30, 2017, was $30.8 million, generating income from mine operations of $17.8 million, equal to a gross margin of 36.6%. The cost of sales in the first half of 2017 was positively impacted by a non-cash impact of $4.3 million of export duties following the resolution of the export duty claim in Argentina. Excluding the effect of this non-cash impact, the gross margin was 27.7%. Cost of sales in the six months ended June 30, 2016, was $51.6 million, generating income from mine operations of $37.3 million, equal to a gross margin of 41.9%. The lower margin in the current period was mainly due to higher unit cost of inventory and a lower positive mark-to-market adjustments to revenue by $7.9 million, partially offset by higher realized silver prices than in the comparative period.

Other operating costs

General and administrative expenses in the six months ended June 30, 2017, of $11.2 million were lower than the $16.6 million recorded in the six months ended June 30, 2016. This was due to cash-settled share-based compensation expense of $1.7 million in the first half of 2017 compared to an expense of $9.7 million in the same period of 2016, due to weaker relative and absolute share price performance.

Exploration and evaluation costs of $11.7 million for the six months ended June 30, 2017, were higher than the $8.0 million for the six months ended June 30, 2016. Expenditures in the first half of 2017 related to greenfield exploration work performed at the Seabee Gold Operation and exploration at the Marigold mine and $3.5 million was due to the re-measurement of the reclamation liability at Puna Operations. In the first half of 2016, exploration and evaluation work related mainly to funding the drilling and evaluation work at the Chinchillas project.

Non-operating items

During the six months ended June 30, 2017, we recorded interest expense and other finance costs of $16.2 million compared to $13.1 million recorded in the six months ended June 30, 2016. In each period, the interest expense is mainly attributable to the Notes. In the six months ended June 30, 2017, we also incurred interest expense of $2.8 million as part of the export duty moratorium settlement in Argentina.

We recorded a foreign exchange gain for the six months ended June 30, 2017, of $3.7 million compared with a loss of $3.3 million in the six months ended June 30, 2016. Our main foreign exchange exposures are related to net monetary assets and liabilities denominated in Argentine pesos and Canadian dollars. This gain in the current period resulted mainly from a weakening Argentine peso, in which our moratorium liability is denominated, partially offset by the decreasing VAT receivable as we continue with its collection. The Canadian dollar was unchanged against the U.S. dollar for most of the period, strengthening towards the end. In the comparative period of 2016, the loss resulted mainly from the devaluation of the Argentine peso.

Taxation

For the six months ended June 30, 2017, we recorded an income tax expense of $5.7 million compared to $6.6 million in the six months ended June 30, 2016. The total income tax expense in the quarter consists of a current tax expense of $5.6 million and a deferred tax recovery of $0.1 million. Income tax expense is a result of profitable operations at the Marigold mine and Seabee Gold Operation and concentrates and gold sales activities in Canada. Offsets to the income tax expense items include the general and administrative expenses in Canada, future income tax rate decrease at the Seabee Gold operation and losses from the disposition of subsidiaries.

The tax expense of $6.6 million for the three months ended June 30, 2016, consisted of current tax expense of $6.4 million and a deferred tax expense of $0.2 million, which was the result of profitable operations at the Marigold mine, and concentrate and gold sales activities in Canada.

Other comprehensive income

During the six months ended June 30, 2017, we recognized a gain of $20.0 million on marketable securities, compared to a gain of $95.4 million in the comparative period of 2016, primarily driven by valuation movements in our investment in Pretium.

7.	LIQUIDITY

At June 30, 2017, we had $353.5 million of cash and cash equivalents, an increase of $26.4 million from December 31, 2016. For the first six months of 2017, our cash flows from operations were $69.3 million, while $16.0 million was invested in plant and equipment, $11.1 million was invested in capitalized stripping at the Marigold mine and $4.7 million was invested in capitalized development at the Seabee Gold Operation, which will benefit future periods. We also paid $13.0 million for the Chinchillas project option exercise to our joint venture partner.

At June 30, 2017, compared to December 31, 2016, our working capital position increased by $117.9 million to $677.8 million from $559.9 million, mainly due to the restructuring of the export duty liability, positive cash flows from operations and the appreciation in value of our marketable securities. We manage our liquidity position with the objectives of ensuring sufficient funds are available to meet planned operating requirements and providing support to fund strategic growth initiatives. Our cash balance at June 30, 2017, along with projected operating cash flows, are expected to be sufficient to fund planned activities over the next twelve months from the date of this MD&A. We continue to focus on capital allocation and our cost reduction strategy while also implementing various optimization activities at our operations to improve the cash generating capacity of each mine.

Of our cash and cash equivalents balance, $346.9 million was held in Canada and the United States. At June 30, 2017, we held $4.1 million cash in Argentina. All cash is invested in short-term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet our foreseeable corporate needs.

8.	CAPITAL RESOURCES
Our objectives when managing capital are:

▪	to safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives; and

▪	to maintain a flexible capital structure which lowers our cost of capital.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity and our Notes. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual and updated budgets are monitored and approved by our Board of Directors.

To maintain or adjust the capital structure, we may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.

During the second quarter of 2017 we extended the maturity of our $75 million senior secured revolving credit facility to June 8, 2020, and concurrently reduced applicable margins, increased covenant flexibility and added a $25 million accordion. As of June 30, 2017, we were in compliance with externally-imposed financial covenants in relation to our $75 million credit facility. Our Notes do not contain any financial covenants.

As at June 30, 2017, we had 119,575,011 common shares and 3,324,378 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$2.54 and C$28.78 per share.

Outstanding share data

Our authorized capital consists of an unlimited number of common shares without par value. As at August 9, 2017, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	119,575,011
Stock options	3,243,461	2.54 - 28.78	0.40 - 6.65
Fully diluted	122,818,472

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS
We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.
We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable security values and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.
The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.
(i)   Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold and silver and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:
▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.

The principal financial instruments that we hold which are impacted by commodity prices are our silver concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of any precious metal as part of our overall corporate strategy.
We hedge a portion of our diesel consumption with the objective of securing future costs during this period of lower prices. We executed swap and option contracts under a risk management policy approved by our Board of Directors. In addition, due to the ice road supply at the Seabee Gold Operation, we purchase annual consumable supplies in advance at prices which are generally fixed at time of purchase, not during period of use.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the six months ended June 30, 2017.
(ii) Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments and other assets and liabilities will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange gains and losses in these situations impact earnings.
We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the six months ended June 30, 2017, except for the settlement of our export duty claim which resulted in a U.S. dollar liability being converted into an ARS liability. This materially impacts our exposure to ARS but if the ARS devalues against the U.S. dollar, this will reduce our net liability in U.S. dollar terms.
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The Notes have a fixed interest rate and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the Notes, but because we record the Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the six months ended June 30, 2017, except that, under the tax moratorium in Argentina, the outstanding liability incurs interest based on variable rates with a floor of 1.5% per month. At the current time, we consider this rate of 1.5% to be unlikely to change in the near future.
b)Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:
Credit risk related to financial institutions and cash deposits Under our investment policy, investments are made only in highly-rated financial institutions and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.
Credit risk related to trade receivables We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.
Credit risk related to other financial assets Our credit risk with respect to other financial assets includes deferred consideration following the sales of various mineral properties. We have security related to these payments in the event of default.
We also have credit risk through our significant VAT receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.
c)Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
A detailed discussion of our liquidity position as at June 30, 2017, is included in section 7.

10.	OTHER RISKS AND UNCERTAINTIES

We are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position. There has been no significant change in our risks and uncertainties during the six months ended June 30, 2017, except for the following:

Differing results from pre-feasibility study

The Chinchillas project pre-feasibility study contains estimates of future production, development plans, operating and capital costs, financial returns and other economic and technical estimates relating to the Chinchillas project. These estimates are based on a variety of factors and assumptions and there is no assurance that such production, plans, costs or other estimates will be achieved. Actual costs and financial returns may vary significantly from the estimates depending on a variety of factors many of which are not within our control. Failure to achieve estimates or material increases in costs could have a material adverse impact on our future cash flows, profitability, results of operations and financial condition.

For a comprehensive list of other risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

11.	RELATED PARTY TRANSACTIONS

We did not enter into any related party transactions other than normal course compensation arrangements with senior management and our Board of Directors during the six months ended June 30, 2017.

12.	NON-GAAP AND ADDITIONAL GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented in the MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Additional GAAP measures are line items, headings or subtotals that are relevant to an understanding of the financial statements but are not mandated by IFRS.

Non-GAAP financial measures - Cash costs and AISC per payable ounce of precious metals sold

We use the non-GAAP financial measures of cash costs and AISC per payable ounce of precious metals sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Cash costs per ounce metrics, net of by-product credits, are also used in our internal decision making processes. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

In line with the guidance published by the World Gold Council, AISC reflect the full cost of operating our consolidated business as they include the cost of replacing ounces through exploration, cost of sustaining capital and general and administrative expenses. Expansionary capital is not included in this measure.

The following table provides a reconciliation of our condensed consolidated interim statements of income to cash costs and AISC per payable ounce of precious metals sold for the three month periods indicated below:

	Q2	Q1	Q4	Q3	Q2
	2017	2017	2016	2016	2016
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Cost of sales (A)	51,078	42,435	48,399	39,675	41,556
Add: Treatment and refining costs	68	36	45	59	21
Less: By-product revenue	(15)	(10)	(9)	(14)	(9)
Less: Depreciation, depletion and amortization	(14,861)	(11,736)	(12,569)	(9,747)	(10,321)
Cash costs	36,270	30,725	35,866	29,973	31,247

Sustaining capital expenditure	5,272	3,043	3,271	8,310	9,660
Exploration and evaluation costs (sustaining)	1,538	1,024	1,276	1,145	1,597
Reclamation cost	396	429	604	433	535
Capitalized stripping costs	4,350	6,745	10,171	13,787	7,231
AISC	47,826	41,966	51,188	53,648	50,270

Seabee Gold Operation (1)
Cost of sales (B)	18,419	22,614	18,311	25,088	13,221
Add: Treatment and refining costs	29	37	20	30	6
Less: By-product revenue	(7)	(13)	—	—	(28)
Less: Adjustment for fair value at acquisition	—	—	—	(2,283)	(5,708)
Less: Depreciation, depletion and amortization	(7,839)	(9,775)	(8,077)	(8,365)	—
Cash costs	10,602	12,863	10,254	14,470	7,491

Sustaining capital expenditure	711	4,760	1,010	579	337
Capitalized development	2,165	2,514	2,432	2,104	803
Exploration and evaluation costs (sustaining)	1,355	1,953	598	1,206	117
Reclamation cost	42	78	48	48	16
AISC	14,875	22,168	14,342	18,407	8,764

Puna Operations (2)
Cost of sales (C)	18,023	12,767	33,151	19,428	19,936
Add: Treatment and refining costs	3,287	3,349	4,681	5,355	4,454
Less: By-product revenue	—	(56)	—	—	(503)
Less: Inventory NRV write-down	—	—	(3,701)	—	—
Less: Restructuring costs	(138)	(397)	(5,692)	—	—
Less: Depreciation, depletion and amortization	(1,895)	(2,426)	(3,713)	(855)	(2,070)
Add: Impact of silver export duty resolution	—	4,303	—	—	—
Cash costs	19,277	17,540	24,726	23,928	21,817
Sustaining capital expenditure	420	2,261	3,467	3,158	2,057
Exploration and evaluation costs (sustaining)	—	—	—	—	—
Reclamation cost	580	705	770	743	725
AISC	20,277	20,506	28,963	27,829	24,599

Cost of sales, per consolidated statement of income (A+B+C)	87,520	77,816	99,861	84,191	74,713

AISC (total for all mines)	82,978	84,640	94,493	99,884	83,633
General and administrative costs	3,292	7,890	1,203	4,061	12,466
Consolidated AISC	86,270	92,530	95,696	103,945	96,099

	Q2	Q1	Q4	Q3	Q2
	2017	2017	2016	2016	2016
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Payable ounces of gold sold (oz)	57,398	52,500	61,279	47,100	47,100
Cash costs per payable gold ounce sold ($/oz)	632	585	585	636	663
AISC per payable gold ounce sold ($/oz)	833	799	835	1,139	1,067

Seabee Gold Operation (1)
Payable ounces of gold sold (oz)	17,900	22,400	17,220	21,900	11,300
Cash costs per payable gold ounce sold ($/oz)	592	574	595	661	663
AISC per payable gold ounce sold ($/oz)	831	990	833	841	776

Puna Operations (2)
Payable ounces of silver sold (oz)	1,586,270	1,383,541	2,524,343	2,820,419	2,460,205
Cash costs per payable silver ounce sold ($/oz)	12.15	12.68	9.80	8.48	8.87
AISC per payable silver ounce sold ($/oz)	12.78	14.82	11.47	9.87	10.00

Realized gold price ($/oz)	1,263	1,220	1,243	1,331	1,263
Realized silver price ($/oz)	17.31	17.35	17.14	19.64	16.52

Precious metals equivalency
Equivalent payable gold ounces sold (3)	97,039	94,576	113,308	110,618	90,579
Cash costs per equivalent payable gold ounce sold ($/oz)	682	646	625	618	669
Consolidated AISC per equivalent payable gold ounce sold ($/oz)	889	978	845	940	1,061

(1) The data presented for the Seabee Gold Operation is for the period from and after May 31, 2016, following our acquisition of SGO Mining.
(2) The data presented for Puna Operations is reported on a 100% basis.
(3) Gold equivalent ounces have been established using realized gold and silver prices in the period and applied to the recovered metal content of the gold and silver sold by the Marigold mine, the Seabee Gold Operation and Puna Operations. We have not included zinc for Puna Operations as it is considered a by-product.

Non-GAAP financial measures - realized metal prices

Average realized price per ounce of silver sold in each reporting period excludes the period end price adjustments and final settlements on concentrate shipments. The price adjustments do not apply to gold bullion sales.

Non-GAAP financial measures - adjusted net income attributable to our shareholders

We have included the non-GAAP financial performance measures of adjusted income before tax, adjusted income tax (expense), adjusted net income and adjusted basic earnings per share. Adjusted net income excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties and exploration and evaluation assets, impairment charges and reversals, unrealized and realized gains/losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net income to our consolidated financial statements:

	Three months ended June 30
	2017	2016
	$000s	$000s

Income before tax per consolidated statement of income	40,008	15,521
Non-controlling interest	(428)	—
Income before tax attributable to our shareholders	39,580	15,521

Adjusted for:
Business acquisition costs	—	3,928
Non-cash finance income and expense	3,736	3,870
Impairment reversal	(24,357)	—
Non-cash foreign exchange (gain) loss	(3,826)	21
Other items	418	3,321
Adjusted income before tax attributable to our shareholders	15,551	26,661

Income tax expense per consolidated statement of income	(2,261)	(3,039)
Adjusted for:
Tax effects of sale of mineral properties	1,984	—
Change in tax rate	(2,042)	—
Other items	(215)	—
Adjusted income tax expense	(2,534)	(3,039)

Adjusted net income attributable to our shareholders	13,017	23,622

Weighted average shares outstanding (000's)	119,519	93,329

Adjusted basic income per share attributable to our shareholders ($)	0.11	0.25

	Six months ended June 30
	2017	2016
	$000s	$000s

Income before tax per consolidated statement of income	58,476	21,380
Non-controlling interest	(428)	—
Income before tax attributable to our shareholders	58,048	21,380

Adjusted for:
Business acquisition costs	—	3,928
Non-cash finance income and expense	7,599	7,664
Impairment reversal	(24,357)
Effect of resolution of export duty settlement	(4,303)	—
Effect of revaluation of reclamation provision	3,578	—
Non-cash foreign exchange (gain) loss	(4,341)	2,365
Other items	2,263	2,924
Adjusted income before tax attributable to our shareholders	38,487	38,261

Income tax expense per consolidated statement of income	(5,681)	(6,597)
Adjusted for:
Tax effects of sale of mineral properties	1,907	—
Change in tax rate	(2,042)	—
Other items	155	—
Adjusted income tax expense	(5,661)	(6,597)

Adjusted net income attributable to our shareholders	32,826	31,664

Weighted average shares outstanding (000's)	119,472	87,078

Adjusted basic income per share ($) attributable to our shareholders	0.27	0.36

Additional GAAP financial measures - income (loss) from mine operations

Income (loss) from mine operations represents the amount of revenues less mining and processing expenses, export duties, royalties, and depreciation and depletion expense. It also includes non-cash adjustments to inventories, our export duty settlement, VAT and restructuring provisions, where applicable.

Additional GAAP financial measures - gross margin from mine operations

Gross margin from mine operations is the difference between revenue and cost of sales, divided by revenue, expressed as a percentage.

Additional GAAP financial measures - operating income (loss)

Operating income (loss) represents the income from mine operations less operating costs, such as general and administrative expenses, exploration and evaluation costs and impairment charges/reversals. This measure excludes foreign exchange, interest and other non-operating costs.

Additional GAAP financial measures - working capital

Working capital measure is calculated as current assets less current liabilities.

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies
Our condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis.
The accounting policies applied in the preparation of our condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2016.
Pronouncements affecting our financial statements presentation or disclosure
No new or amended IFRS pronouncements were adopted during the three months ended June 30, 2017.

Critical Accounting Estimates and Judgments
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in our consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The critical judgments and estimates applied in the preparation of our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2017, are consistent with those applied and disclosed in Note 2(u) to our audited consolidated financial statements for the year ended December 31, 2016, expect for those discussed below.
(i)Export duties on Pirquitas mine
Following the resolution of the export duty claim, we have measured the resulting liability at net present value of estimated future cash outflows. This required an estimate of the most appropriate discount rate to use for such an ARS liability.
(ii)Mine life extension of the Pirquitas mine
Following our exercise of the option to form the Puna Operations joint venture, and subsequent closure of the transaction, during the six months ended June 30, 2017, we have re-assessed our estimates for: (a) the carrying value of plant assets that were previously impaired; (b) depreciable lives of remaining plant assets; (c) value added tax collection; (d) inventory usage; and (e) timing of cash flows for our close down and restoration provision. The result of these changes in estimates was an impairment reversal of $24.4 million and a reduction to our close down and restoration provision of $5.4 million.
(iii)Recognition of Puna Operations joint venture
As a result of the formation of the Puna Operations joint venture we were required to recognize the acquired Chinchillas mineral property asset at fair value. The valuation required significant management judgment in determining an appropriate valuation approach, and furthermore significant estimation to determine appropriate assumptions for planned metal production and costs (operating and capital), metal prices, discount rates, VAT recoveries and other working capital movements.

14.	FUTURE ACCOUNTING CHANGES

The following new standards have been issued but are not yet effective:
Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which covers principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a contract with a customer. In September 2015, the IASB deferred the effective date of the standard to annual reporting periods beginning on or after January 1, 2018, with earlier application permitted. We will not be early adopting IFRS 15. We are currently assessing the impact on our consolidated financial statements. We have identified two potential areas of impact:

•	Gold doré or bullion sales – we do not anticipate these sales to be significantly affected by IFRS 15.

•	Metal concentrate sales – we do not anticipate these sales or the associated provisional pricing adjustments to be significantly affected by IFRS 15.
We will continue to assess and implement the new revenue recognition policy and any related impact on our internal controls throughout 2017.
Leases

The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. Application of the standard is mandatory for annual reporting periods beginning on or after January 1, 2019, with earlier application permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. We are currently assessing the impact on our consolidated financial statements along with timing of our adoption of IFRS 16. We expect that IFRS 16 will result in an increase in assets and liabilities as fewer leases will be expensed as payments are made. We expect an increase in depreciation and accretion expenses and also an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in our cash flow statement.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three months ended June 30, 2017, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs, total costs and AISC per payable ounce of gold, silver and other metals sold; expected exploration and development expenditures; the prices of gold, silver and other metals; the timing of completion of additional drilling at the Marigold mine; the expected increase of Mineral Reserves at the Seabee Gold Operation; the timing of commencement of drilling at the Seabee Gold Operation; the planned exploration expenditure at the SIB project and the timing of anticipated analytical results therefrom; the timing of release of tender packages for the Chinchillas project’s supporting infrastructure; the timing of receipt of permits for construction at the Chinchillas project; the timing of pre-stripping and stockpiling at Puna Operations; the effects of laws, regulations and government policies affecting our operations or potential future operations; our exposure to fluctuations in ARS and interest rates on the liability under the tax moratorium; the expected devaluation of the Argentine peso; future successful development of our projects; expected timing of construction of and ore delivery from the Chinchillas project; expected production from the Chinchillas project and ability to extend the life of Pirquitas operations; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs and total costs of production at the Marigold mine, the Seabee Gold Operation and Puna Operations; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to expand Mineral Resources and convert Mineral Resources into Mineral Reserves; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to obtain necessary permits for the Chinchillas project; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency and interest rate fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at Puna Operations; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; recoverability of VAT and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, and our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Qualified Persons

The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a Qualified Person under NI 43-101. Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this MD&A relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this MD&A relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Chief Geologist.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.